UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

North Haven Private Income Fund LLC

(Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund LLC

(Name of Filing Persons (Issuer))

Class S Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Occi

MS Capital Partners Adviser Inc.

1585 Broadway

New York, NY 10036

(212) 761-8038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Thomas J. Friedmann

William J. Bielefeld

Matthew J. Carter

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Issuer Tender Offer Statement on Schedule TO originally filed on May 5, 2026 (together with any subsequent amendments and supplements thereto, the "Statement") by North Haven Private Income Fund LLC (the “Company”) in connection with an offer by the Company to purchase up to 8,913,931 of its outstanding Class S Units (the “Units”), representing approximately 5% of its outstanding Units as of December 31, 2025 shares, at a price equal to the net asset value per Unit as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

The Company has accepted for purchase 8,913,931 Units at a purchase price per Unit equal to the net asset value per Unit as of June 30, 2026. Due to the oversubscription of the Offer, based on the final count by the Company’s transfer agent, the Company accepted for purchase on a pro rata basis approximately 41.6% of the Units validly tendered and not properly withdrawn prior to the expiration of the Offer. The number of Units that the Company has accepted for purchase in the Offer represents 5.0% of the total number of Units outstanding as of March 31, 2026.

The Company paid on or about July 29, 2026 to the tendering unitholders a total of approximately $159,648,504, representing the net asset value as of June 30, 2026 of the Units accepted for purchase. The Units were repurchased at a price of $17.91 per Unit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer

Dated: July 28, 2026